Exhibit 99.1

THIS ANNOUNCEMENT IS NOT AN OFFER, WHETHER DIRECTLY OR INDIRECTLY, IN AUSTRALIA, CANADA, HONG KONG, JAPAN, NEW ZEALAND, SOUTH AFRICA OR SWITZERLAND OR IN ANY OTHER JURISDICTION WHERE SUCH OFFER PURSUANT TO LEGISLATION AND REGULATIONS IN SUCH RELEVANT JURISDICTION WOULD BE PROHIBITED BY APPLICABLE LAW. SHAREHOLDERS NOT RESIDENT IN SWEDEN WHO WISH TO ACCEPT THE OFFER (AS DEFINED BELOW) MUST MAKE INQUIRIES CONCERNING APPLICABLE LEGISLATION AND POSSIBLE TAX CONSEQUENCES. SHAREHOLDERS SHOULD REFER TO THE OFFER RESTRICTIONS INCLUDED IN THE SECTION TITLED “IMPORTANT INFORMATION” AT THE END OF THIS ANNOUNCEMENT AND IN THE PROSPECTUS AND THE OFFER DOCUMENT PUBLISHED ON NEOGAMES’ WEBSITE (IR.NEOGAMES.COM/OFFER-PAGE). SHAREHOLDERS IN THE UNITED STATES SHOULD ALSO REFER TO THE SECTION TITLED “SPECIAL NOTICE TO SHAREHOLDERS IN THE UNITED STATES” AT THE END OF THIS ANNOUNCEMENT.

Press release

30 May 2022

NeoGames S.A. completes the offer to the shareholders of Aspire Global plc and extends the acceptance period

The Offer

On 17 January 2022, NeoGames S.A.1 (“NeoGames”) announced a recommended public offer to the shareholders of Aspire Global plc2 (“Aspire Global”) to tender all their shares in Aspire Global to NeoGames for a consideration consisting of a combination of cash and newly issued shares in NeoGames in the form of Swedish depository receipts (the “Offer”).

Regulatory approvals

Regulatory approvals from both the Gibraltar Gambling Commission and the North Macedonia Competition Authority have been received on terms which, in NeoGames’ opinion, are acceptable and Aspire Global has maintained its licenses. This condition for completion of the Offer is thus met.

Acceleration and acquisition of options

The completion of the Offer is also conditional upon that Aspire Global, prior to the end of the acceptance period in the Offer, resolves to accelerate the current incentive programs in Aspire Global, and that all outstanding options thereunder, as well as any other warrants/options issued by Aspire Global, are converted into new shares in Aspire Global resulting in the creation of not more than 828,094 new shares in Aspire Global. Aspire Global has resolved to accelerate unvested options which together with all other outstanding options in Aspire Global could be converted into not more than 809,264 new shares in Aspire Global.

NeoGames has, with the approval by Aspire Global’s independent bid committee, entered into option purchase agreements with 53 employees and consultants in Aspire Global who in aggregate held all outstanding options under Aspire Global’s various incentive programs. The purchase agreements were subject to the Offer being declared unconditional. All of the options remain unexercised. The purchase price for the options corresponds to the value that the option holders had received should they have exercised the options and tendered the underlying shares in Aspire Global in the Offer (SEK 111.00 in cash or 0.320 shares in NeoGames in the form of Swedish depository receipts per share in Aspire Global in accordance with the Base Case Alternative and Mix & Match Facility, as defined in the offer announcement published by NeoGames on 17 January 2022; the “Offer Announcement”). Consequently, NeoGames has provided the option holders in Aspire Global a fair treatment outside of the Offer.

1 A Luxembourg société anonyme (reg. no. B186309), domiciled in Luxembourg.
2 A Maltese public limited company (reg. no. C 80711), domiciled in Malta.

Should all options acquired be exercised and converted into new shares in Aspire Global, they would represent 1.67 percent of the total number of shares in Aspire Global on a fully diluted basis.2 Considering the above, NeoGames deems the condition for completion regarding acceleration of options under Aspire Global’s various option programs to be met.

Outcome of the Offer; Offer declared unconditional

At the end of the acceptance period on 25 May 2022 and including late but approved acceptances, in total 45,860,537 shares in Aspire Global have been tendered in the Offer, corresponding to 98.25 percent of the shares and votes in Aspire Global on a non-diluted basis. Shareholders holding 13,431,065 shares have accepted the Base Case Alternative with a maximum cash component under the Mix & Match Facility, shareholders holding 55,055 shares have accepted the Base Case Alternative with a maximum share component under the Mix & Match Facility, shareholders holding 1,131,807 shares have accepted the Base Case Alternative with no election under the Mix & Match Facility and shareholders holding 31,242,610 shares3 have accepted the Conditional Alternative.

Should the options acquired by NeoGames be exercised, NeoGames would together with the tendered shares control 46,664,516 shares in Aspire Global representing 98.27 percent of the shares and votes in Aspire Global on a fully diluted basis.

Considering that the Offer has been accepted to such extent that NeoGames has become the owner of shares representing not less than 90 percent of the total number of outstanding shares in Aspire Global, the condition regarding a 90 percent minimum acceptance level has been fulfilled. Accordingly, and as all other conditions for completion are met, the Offer is declared unconditional in all respects and NeoGames will complete the acquisition of the shares in Aspire Global tendered in the Offer.

Settlement

Settlement of the shares in Aspire Global tendered in the Offer under the original acceptance period will commence on or about 14 June 2022, to allow for simultaneous settlement against cash and/or newly issued shares in NeoGames in the form of Swedish depository receipts.

Squeeze-out and delisting

NeoGames will initiate compulsory acquisition of the remaining shares in Aspire Global and propose that Aspire Global’s board of directors applies for delisting of Aspire Global’s shares from Nasdaq First North Premier Growth Market.

Extension of the acceptance period

In order to provide the remaining shareholders in Aspire Global the opportunity to accept the Offer, NeoGames has decided to extend the acceptance period of the Offer until and including 14 June 2022 at 5.00 p.m. (CEST). Shareholders in Aspire Global accepting the Offer during the extension of the acceptance period will receive the Base Case Alternative, as defined in the Offer Announcement, consisting of 50 percent cash and 50 percent NeoGames shares in the form of Swedish depository receipts. Settlement for shares tendered during the extension of the acceptance period is expected to commence on or around 30 June 2022. The acceptance period will thereafter not be further extended and late acceptances will not be accepted. Since the Offer is now unconditional, shareholders in Aspire Global who accept the Offer during the extension of the acceptance period have no right to withdraw their acceptances.

Contacts and information about the Offer

Mr. Raviv Adler, CFO

ir@neogames.com

+972 73 372 3107

Information about the Offer is made available at NeoGames’ website: ir.neogames.com/offer-page

For administrative questions regarding the Offer, please contact your bank or the nominee registered as holder of your shares.

Important information

NeoGames discloses the information provided herein pursuant to the Swedish Corporate Governance Board’s Takeover rules for certain trading platforms. The information was submitted for announcement at 8:00 a.m. (CEST) on 30 May 2022.

This press release has been published in Swedish and English. In the event of any discrepancy in content between the two language versions, the Swedish version shall prevail.

3 Based on a total of 46,677,086 shares in Aspire Global as at 31 March 2022. The total number of shares in Aspire Global as at 17 January 2022 when the Offer was announced was 46,658,404. Since then, 18,682 new shares have been created as a consequence of outstanding options in Aspire Global having been exercised. Out of these new shares, 3,018 have not yet been registered with Euroclear Sweden.
4 NeoGames has from four shareholders who in aggregate hold 31,240,839 shares in Aspire Global obtained irrevocable undertakings to tender all their shares in Aspire Global in the Offer and to accept the Conditional Alternative. One of these shareholders who holds 7,500,000 shares in Aspire Global has submitted his acceptance form directly to NeoGames who has accepted it. These 7,500,000 shares in Aspire Global are at the time of this press release therefore not visible among the shares that have been tendered to the settlement agent.

The Offer is not being made, directly or indirectly, in or into Australia, Canada, Hong Kong, Japan, New Zealand, South Africa or Switzerland or in any other jurisdiction where such offer pursuant to legislation and regulations in such relevant jurisdiction would be prohibited by applicable law, by use of mail or any other communication means or instrumentality (including, without limitation, facsimile transmission, electronic mail, telex, telephone and the Internet) of interstate or foreign commerce, or of any facility of national securities exchange or other trading venue, of Australia, Canada, Hong Kong, Japan, New Zealand, South Africa or Switzerland, and the Offer cannot be accepted by any such use or by such means, instrumentality or facility of, in or from, Australia, Canada, Hong Kong, Japan, New Zealand, South Africa or Switzerland. Accordingly, this press release or any documentation relating to the Offer are not being and should not be sent, mailed or otherwise distributed or forwarded in or into Australia, Canada, Hong Kong, Japan, New Zealand, South Africa or Switzerland.

This press release is not being, and must not be, sent to shareholders with registered addresses in Australia, Canada, Hong Kong, Japan, New Zealand, South Africa or Switzerland. Banks, brokers, dealers and other nominees holding shares for persons in Australia, Canada, Hong Kong, Japan, New Zealand, South Africa or Switzerland must not forward this press release or any other document received in connection with the Offer to such persons.

The Offer and the information and documents contained in this press release are not being made and have not been approved by an authorized person for the purposes of section 21 of the UK Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, the information and documents contained in this press release are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of the information and documents contained in this press release is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that it is a communication by or on behalf of a body corporate which relates to a transaction to acquire day to day control of the affairs of a body corporate; or to acquire 50 percent or more of the voting shares in a body corporate, within article 62 of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, the expected settlement date and assumptions underlying such statements, as well as statements that include the words “expect,” “intend,” “potential,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including the factors discussed under the caption “Risk Factors” in NeoGames’ Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended 31 December 2021, as such factors may be updated from time to time in NeoGames’ other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, NeoGames operates in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for NeoGames’ management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that NeoGames may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Furthermore, the expected end date of the acceptance period and the expected settlement date, as well as the completion of the Offer and closing of the combination between NeoGames and Aspire Global, is subject to various conditions and there can be no assurances that the transaction will be consummated or that any of the expected dates will be met. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Special notice to shareholders in the United States

The Offer described in this press release is made for the issued and outstanding shares of Aspire Global, a company incorporated under Maltese law, and is subject to Maltese and Swedish disclosure and procedural requirements, which are different from those of the United States. Shareholders in the United States are advised that the shares of Aspire Global are not listed on a U.S. securities exchange and that Aspire Global is not subject to the periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and is not required to, and does not, file any reports with the U.S. Securities and Exchange Commission (the “SEC”) thereunder.

The Offer is made in the United States pursuant to Section 14(e) and Regulation 14E of the U.S. Exchange Act, subject to exemptions provided by Rule 14d – 1(c) under the U.S. Exchange Act for a Tier I tender offer (the “Tier I Exemption”) and Rule 802 under the U.S. Securities Act of 1933 (the “802 Exemption”), and otherwise in accordance with the disclosure and procedural requirements of Swedish law, including with respect to withdrawal rights, the Offer timetable, settlement procedures, waiver of conditions and timing of payments, which are different from those applicable under U.S. domestic tender offer procedures and law. Holders of the shares of Aspire Global domiciled in the United States (the “U.S. Holders”) are encouraged to consult with their own advisors regarding the Offer.

Aspire Global’s financial statements and all financial information included herein, or any other documents relating to the Offer, have been or will be prepared in accordance with IFRS and may not be comparable to the financial statements or financial information of companies in the United States or other companies whose financial statements are prepared in accordance with U.S. generally accepted accounting principles. The Offer is made to the U.S. Holders on the same terms and conditions as those made to all other shareholders of Aspire Global to whom an offer is made. Any information documents, including the prospectus and offer document, are being disseminated to U.S. Holders on a basis comparable to the method pursuant to which such documents are provided to Aspire Global’s other shareholders.

As permitted under the Tier I Exemption, the settlement of the Offer is based on the applicable Swedish law provisions, which differ from the settlement procedures customary in the United States, particularly as regards to the time when payment of the consideration is rendered. The Offer, which is subject to Swedish law, is being made to the U.S. Holders in accordance with the applicable U.S. securities laws, and applicable exemptions thereunder, in particular the Tier I Exemption and the 802 Exemption. To the extent the Offer is subject to U.S. securities laws, those laws only apply to U.S. Holders and thus will not give rise to claims on the part of any other person. The U.S. Holders should consider that the price for the Offer is being paid in SEK and that no adjustment will be made based on any changes in the exchange rate.

It may be difficult for Aspire Global’s shareholders to enforce their rights and any claims they may have arising under the U.S. federal or state securities laws in connection with the Offer, since Aspire Global and NeoGames are located in countries other than the United States, and some or all of their officers and directors may be residents of countries other than the United States. Aspire Global’s shareholders may not be able to sue Aspire Global or NeoGames or their respective officers or directors in a non-U.S. court for violations of U.S. securities laws. Further, it may be difficult to compel Aspire Global or NeoGames and/or their respective affiliates to subject themselves to the jurisdiction or judgment of a U.S. court.

To the extent permissible under applicable law or regulations, NeoGames and its affiliates or its brokers and its brokers’ affiliates (acting as agents for NeoGames or its affiliates, as applicable) may from time to time and during the pendency of the Offer, and other than pursuant to the Offer, directly or indirectly purchase or arrange to purchase shares of Aspire Global outside the United States, or any securities that are convertible into, exchangeable for or exercisable for such shares. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices, and information about such purchases will be disclosed by means of a press release or other means reasonably calculated to inform U.S. Holders of such information. In addition, to the extent permissible under applicable law or regulation, the financial advisors to NeoGames may also engage in ordinary course trading activities in securities of Aspire Global, which may include purchases or arrangements to purchase such securities as long as such purchases or arrangements are in compliance with the applicable law. Any information about such purchases will be announced in Swedish and in a non-binding English translation available to the U.S. Holders through relevant electronic media if, and to the extent, such announcement is required under applicable Swedish or U.S. law, rules or regulations.

The receipt of cash pursuant to the Offer by a U.S. Holder may be a taxable transaction for U.S. federal income tax purposes and under applicable U.S. state and local, as well as foreign and other, tax laws. Each shareholder is urged to consult an independent professional adviser regarding the tax consequences of accepting the Offer. Neither NeoGames nor any of its affiliates and their respective directors, officers, employees or agents or any other person acting on their behalf in connection with the Offer shall be responsible for any tax effects or liabilities resulting from acceptance of this Offer.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY U.S. STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE OFFER, PASSED ANY COMMENTS UPON THE MERITS OR FAIRNESS OF THE OFFER, PASSED ANY COMMENT UPON THE ADEQUACY OR COMPLETENESS OF THIS PRESS RELEASE OR PASSED ANY COMMENT ON WHETHER THE CONTENT IN THIS PRESS RELEASE IS CORRECT OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.